Exhibit 99.16

PRESS RELEASE

China: TotalEnergies and SINOPEC join forces
to produce sustainable jet fuel at a SINOPEC's refinery

Paris/Beijing, March 26, 2024 – TotalEnergies and China Petroleum and Chemical Corporation (“SINOPEC”) have signed a Heads of Agreement (HoA) to jointly develop a Sustainable Aviation Fuel (SAF) production unit at a SINOPEC's refinery in China.

The planned unit, jointly owned by SINOPEC and TotalEnergies, will have the capacity to produce 230,000 tons of SAF per year, and will process local waste or residues from the circular economy (cooking oils and animal fats).

SINOPEC has developed its own SAF production technology, called SRJET. TotalEnergies, already one of Europe's leading SAF producers, will bring its experience and expertise in the technical, operational and distribution fields.

Yongsheng Ma, SINOPEC Group Chairman, said: “This milestone collaboration with TotalEnergies is in line with our strategy in the development of low carbon solutions for China and the world. SINOPEC is committed to providing green and low-carbon energy solutions while improving quality and efficiency of its asset portfolio.”

Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, stated: “We are very pleased to collaborate with SINOPEC, a major player in the global refining industry, to produce sustainable aviation fuels and structure a SAF production chain in China. The development of sustainable aviation fuels is at the heart of our company's transition strategy, as we strive to meet the aviation industry's demand to reduce its carbon footprint. TotalEnergies has set itself a target of 1.5 million tons of annual SAF production by 2030.”

***

TotalEnergies and Sustainable Aviation Fuels

TotalEnergies is developing Sustainable Aviation Fuels (SAF). These are biofuels produced from waste and residues from the circular economy (animal fats, used cooking oils, etc.) and "e-jets", synthetic fuels for aviation. These sustainable aviation fuels will significantly reduce CO2 emissions from air transport.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).